KURV ETF TRUST

1 Letterman Drive, Building C, Suite 3-500

San Francisco, CA 94129

August 8, 2024

VIA EDGAR

Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549

RE:	Kurv ETF Trust (the “Trust”): Request for withdraw of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (File No. 333-233633 and 811-23473)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 13 (“Post-Effective Amendment No. 13”) (Accession Number 0001999371-24-006269) to the Trust’s Registration Statement on Form N-1A (File Nos. 333-233633 and 811-23473) relating to the addition of Kurv Yield Premium Strategy Amazon (AMZN) ETF, Kurv Yield Premium Strategy Apple (AAPL) ETF, Kurv Yield Premium Strategy Google (GOOGL) ETF, Kurv Yield Premium Strategy Microsoft (MSFT) ETF, Kurv Yield Premium Strategy Netflix (NFLX) ETF and Kurv Yield Premium Strategy Tesla (TSLA) ETF (collectively, the “Funds”) as new series of the Trust.

Post-Effective Amendment No. 13 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2024, pursuant to Rule 485(a) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by Post-Effective Amendment No. 13. When the Trust decides to offer shares of the Funds, it will re-file a new post-effective amendment to its Registration Statement.

The Trust is making this application for withdrawal of Post-Effective Amendment No. 13. The Trust believes that withdrawal of Post-Effective Amendment No. 13 is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of Post-Effective Amendment No. 13.

If you have any questions concerning this application for withdrawal, please contact David J. Baum of Alston & Bird LLP, counsel for the Trust, at (202) 239-3346.

Very truly yours

/s/ Howard Chan
Howard Chan
President
Kurv ETF Trust